Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated April 8, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

All Outstanding Shares of Series A Convertible Preferred Stock

All Outstanding Shares of Series B Convertible Preferred Stock

All Outstanding Shares of Series C-1 Convertible Preferred Stock

of

VirtualScopics, Inc.

at

$4.05 Net Per Share of Common Stock;

$336.30 Net Per Share of Series A Convertible Preferred Stock;

$336.30 Net Per Share of Series B Convertible Preferred Stock; and

$920.00 Net Per Share of Series C-1 Convertible Preferred Stock

Pursuant to the Offer to Purchase dated April 8, 2016

by

BioTelemetry Research Acquisition Corporation

a wholly owned subsidiary of

BioTelemetry, Inc.

BioTelemetry Research Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (the “Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”), all outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Shares”) and all outstanding shares of Series C-1 Convertible Preferred Stock, par value $0.001 per share (the “Series C-1 Preferred Shares,” and collectively with the Series A Preferred Shares and Series B Preferred Shares, the “Preferred Shares” and the Preferred Shares together with the Common Shares, the “Shares”) of VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”), pursuant to Purchaser’s offer to purchase all of the outstanding Shares, at a purchase price of $4.05 per Common Share (the “Common Offer Price”), $336.30 per Series A Preferred Share (the “Series A Offer Price”), $336.30 per Series B Preferred Share (the “Series B Offer Price”) and $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”), in each case, net to the seller in cash, without interest (collectively, the “Offer Prices”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 8, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Holders of record of Shares who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Shares by Purchaser pursuant to the Offer. Holders of Shares who hold their shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE IMMEDIATELY AT 5:00 P.M. NEW YORK CITY TIME, ON MAY 9, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED PURSUANT TO THE MERGER AGREEMENT (AS DEFINED BELOW).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 25, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and VirtualScopics. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into VirtualScopics (the “Merger”) as soon as practicable without a meeting of the stockholders of VirtualScopics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with VirtualScopics continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) VirtualScopics, Parent or Purchaser or any other subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of VirtualScopics, which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive, as applicable, (A) the Common Offer Price in cash, (B) the Series A Offer Price in cash, (C) the Series B Offer Price in cash or (D) the Series C-1 Offer Price in cash or any greater per Share price paid in the Offer, in each case, without interest thereon and less any applicable withholding taxes. As a result of the Merger, VirtualScopics will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the absence of any Legal Restraints (as defined in the Offer to Purchase), (c) the absence of any Company Material Adverse Effect (as defined in the Offer to Purchase) and (d) the satisfaction of the Minimum Tender Condition (as defined below). The Offer is also subject to other conditions as described in the Offer to Purchase.

The “Minimum Tender Condition” requires that the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer on or prior to 5:00 p.m., New York City time, on May 9, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents (i) at least a majority of the voting power of the Common Shares and the Preferred Shares (voting on an as converted to Common Shares basis), as if voting together as a single class, and (ii) at least a majority of the outstanding Series C-1 Preferred Shares.

The board of directors of VirtualScopics, among other things, has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taken together, are fair to and in the best interests of VirtualScopics and its stockholders, (ii) approved and deemed advisable the Merger Agreement, the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of VirtualScopics accept the Offer and tender all of their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than five business days each (the length of such period to be determined by Parent or Purchaser in their sole discretion), or for such longer period as the parties may agree, if at any scheduled Expiration Date any Offer condition has not been satisfied or waived in order to permit the satisfaction of the Offer conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. Purchaser will not be required to extend the Offer beyond June 15, 2016 (the “Outside Date”).

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer condition or modify the terms of the Offer. However, Purchaser has agreed that it will not reduce the Offer Price or waive or modify certain other Offer conditions without the consent of VirtualScopics, as described in the Offer to Purchase.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Concurrently with the execution of the Merger Agreement, certain stockholders holding approximately 20% of all outstanding Shares entered into tender and support agreements with Parent and Purchaser, in which they agreed to tender their Shares in the Offer, to not solicit any other acquisition proposals and to vote their shares against any competing acquisition proposals.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the applicable Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will the Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only upon timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, immediately prior to 5:00 p.m., New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 7, 2016, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be resolved by and at the discretion of the Purchaser. None of Purchaser, the Depositary, the Information Agent nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

VirtualScopics has provided Purchaser with VirtualScopics’ stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on VirtualScopics’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email:  infoagent@dfking.com

Stockholders may call toll free: (800) 714-2193

Banks and Brokers may call collect: (212) 493-3910

April 8, 2016

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